[Winstead Sechrest & Minick P.C. Letterhead]

April 1, 2005

direct dial: 512.370.2837

dwindham@winstead.com

Mr. Thomas A. Jones

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 03-06

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:          Uni-Pixel, Inc.
Amendment No. 1 to Form 10-SB
Filed April 1, 2005
File No.  0-49737

Dear Mr. Jones:

On behalf of our client, Uni-Pixel, Inc. (the “Company”), we are enclosing a courtesy copy of the Company’s Amendment No. 1 to Form 10-SB as filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2005.  The exhibits to the Amendment No. 1 to Form 10-SB are not included, but we would be happy to deliver them to you upon request.  In connection with comments received from the Staff by a letter dated March 18, 2005, the following is an identification of the portions of the enclosed Amendment No. 1 to Form 10-SB which are responsive to the comments as well as supplemental responses where appropriate.  For the convenience of the Staff, we have repeated the comments of the Staff letter below and followed each comment with the response of the Company to the comment and a cross-reference to the responsive portions of the Amendment No. 1 to Form 10-SB, which portions are also highlighted and tabbed in the enclosed courtesy copy of the Amendment No. 1 to Form 10-SB.

Part I

Item 1.  Description of Business - Page 1

Overview - Page 1

1.             Please expand the first paragraph to quantify the amount of your accumulated deficit.  Also revise the related disclosure on page 12.

In Item 1, Description of Business – Overview, on page 1 and in Item 1, Description of Business – Risk Factors, on page 15, the Company expanded its disclosures to quantify the amount of its accumulated deficit as of December 31, 2004, which was $8,775,995 from operations.

2.             We note your disclosure here and on page 3 regarding the size and estimated growth of the electronic display market.  Please supplementally provide us with the reports of DisplaySearch and mark the section or sections of the supplemental materials that supports your statements.  With a view toward disclosure, also tell us whether you commissioned the research conducted by DisplaySearch.

Attached to this letter are excerpts from the January 24, 2005, Quarterly Worldwide Flat Panel Forecast Report of DisplaySearch and the DisplaySearch 7th Annual DisplaySearch US FPD Conference in March 2005 titled “Survival of the Fittest: Managing the Peaks and Valleys of SupplyDemand,” marked to show the sections that support the Company’s statements in Item 1, Description of Business-Overview on pages 1 and 2 and in Item 1, Description of Business – Industry Overview, on page 5 regarding the size and estimated growth of the electronic display market.  The Company did not commission the research conducted by DisplaySearch.  The independent reports were published by DisplaySearch for industry-wide use, the Company has an annual subscription to the reports and the Company has DisplaySearch’s permission to use the report results in the Form 10-SB.

3.             Please explain to us your reasonable basis for concluding that the TMOS technology is more economical, durable, reliable and efficient than existing competitive products, such as LCD and plasma displays, when you have not yet commercialized a product based on this technology.  In this regard, we note your disclosure on page 16 regarding the risk that the TMOS technology may not be commercially or technically feasible for broad-based product applications.

In Item 1, Description of Business – Overview, on pages 1 through 3, the Company explained its reasonable basis for concluding that the TMOS technology is more economical, durable, reliable and efficient than existing competitive products.

4.             We note your disclosure that you have had “only a few revenue-generating services or development contracts.”  Here and on page 12, please revise to quantify the revenues you have recorded to date and the time period over which you recorded these revenues.  Furthermore, please revise to identify the military contractor, the personal computer company, and the military agency to which you refer on page 3, as well as the national laboratory and leading military contractor on page 4.  Clarify the nature of your relationship with each of these parties.

Confidential Treatment Requested by Uni-Pixel, Inc. – UP0001.

Our Competitive Strengths - Page 4

5.             Please reconcile your statement that you have adopted what you believe to be an “innovative,” business model with your disclosure on page 10 that some of your competitors follow a similar business model.

The Company added an explanation to Item 1, Description of Business – Our Competitive Strengths, on page 7, and Item 1, Description of Business – Competition, on page 13 to state why it believes that its business model is innovative and to distinguish it from the business models followed by some of its competitors.

6.             We note your disclosure that you have entered into research and development agreements with a United States government agency under the Small Business Innovation Research program, through which you have received or will receive some funding.  Please identify the government agency, quantify the amount of funding you have received or expect to receive under this program, and indicate when the agreements expire.  Also expand your disclosure to describe briefly the government’s rights to your technology under these agreements.

In Item 1, Description of Business – Our Competitive Strengths, on pages 6 and 7 and in Item 1, Description of Business – Risk Factors, on page 15, the Company revised its disclosures to identify the government agency as the United States Air Force, to quantify that the amount of funding expected under the program’s Phase One grant is $98,214 and the Phase Two grant is $686,966, to indicate that the Company will deliver prototype panels to the United States Air Force examiners by March 2006 and to describe the government’s rights to the Company’s technology under the agreements.

Item 2.  Management’s Discussion and Analysis or Plan of Operation - Page 20

Results of Operations -  Comparison of Fiscal Years Ending December 31, 2004 and 2003 – Page 20

7.             Please revise your disclosure to explain the reasons underlying the factors you cite for the change in your results.  For example, we note you attribute the increase, in selling, general and administrative expenses from 2003 to 2004 to an increase in salary expense and in legal fees.  Please revise to explain why salary expense increased, and why legal fees increased.  For instance, did your salary expense increase due to an increase in the number of employees, or another reason?  Refer to Exchange Act Release No. 34-48960 (December 19, 2003), available on our website at www.sec.gov.

The Company has made several revisions to Item 2, Management’s Discussion and Analysis or Plan of Operation, on pages 23 through 25 to explain the reasons for changes in its results.

The Company believes that it has explained the reasons underlying the factors cited for the changes in results in Item 2, Management’s Discussion and Analysis or Plan of Operation.  The Company is in a development stage so almost all of the changes year to year are attributable to increases in salaries and benefits associated with the hiring of additional administrative and research and development employees and increased research and development costs.

8.             Please revise to clarify the term “impacts of additional debt financing” to which you attribute an increase in interest expense of almost 50% from 2003 to 2004.

In Item 2, Management’s Discussion and Analysis or Plan of Operation, on page 23, the Company revised its disclosure to clarify the term “impacts of additional debt financing” to explain that it referred to a $1 million increase in principal amount of convertible promissory notes.

Historical Cash Flows – Page 20

9.             We note that your discussion of changes in cash flows is a recitation in narrative form of certain items within your cash flow statement.  For instance, we note that the increase in cash used in operating activities is attributed “primarily” to increased research and development spending and increased general and administrative expenses; however, only $827,000 of the $1,282,000 increase in operating cash flow is attributable to the items specified.  Please revise, to discuss the reason for the remaining increase in your operating cash flow, and describe the reasons underlying the changes in your operating cash flow.

In Item 2, Management’s Discussion and Analysis or Plan of Operation – Historical Cash Flows, on page 24, the Company clarified that the increased research and development spending and increased general and administrative expenses represented $1,177,000 of the $1,282,000 total increase in spending.  The $827,000 referred to in this question represents the increase in research and development and general and administrative expenses on an accrual basis rather than a cash basis.  After adjustment for the reduction in accounts payable of $350,000, the cash basis impact of the increase in research and development and general and administrative expenses totals $1,177,000 of the $1,282,000 total increase in spending.

Liquidity and Financial Condition - Page 21

10.          Please revise to discuss any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity.  For example, we note your disclosure on page 20 that your interest expense increased due to the “impacts of additional debt financing.”

The Company revised Item 2, Management’s Discussion and Analysis or Plan of Operation – Liquidity and Capital Resources section on page 24 to discuss the length of time the current cash reserves will sustain the Company and to state that it is not aware of any trends, events or uncertainties that would have a material impact on its short-term or long-term liquidity.

Item 5.  Directors, Executive Officers, Promoters and Control Persons - Page 24

11.          We note that Section 1 of Exhibit 10.2 indicates that you have agreed to elect one director designated by the Fordham Financial Management to the board of directors, and that the director will be compensated and will receive reimbursed expenses for attending meetings of the board.  Please revise the appropriate sections of your document to discuss this arrangement and to disclose the terms of any non-employee director compensation.

In Item 5, Directors, Executive Officers, Promoters and Control Persons, on page 29, in Item 6, Executive Compensation on page 30 and in Item 7, Certain Relationships and Related Transactions – Placement Agent Agreement on page 35, the Company revised its disclosures to discuss the details of its arrangement with Fordham Financial Management to elect one director designated by Fordham and to discuss the Company’s current compensation arrangement for non-employee directors.

Item 6.  Executive Compensation – Page 26

Summary Compensation Table – Page 26

12.          Please revise the table to disclose the named executive officers’ compensation for the last three fiscal years.  Refer to Item 402(b)(2) of Regulation S-B.

The Instruction to Item 402(b) set forth immediately prior to Item 402(c) states: “Information with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act at any time during that year, except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.”  Additionally, we note that the Company’s predecessor company, Real-Estateforlease.com, Inc., filed a Form 10-SB on April 18, 2002, which it subsequently withdrew June 4, 2002, prior to the Form 10-SB’s becoming effective.  Therefore, the Company was not previously a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act and is not required to report this information for 2002 and 2003.

13.          Please supplementally advise, with a view to disclosure, why this section does not address the advances and cancellations discussed in Note 4 of the financial statements.  Also, revise page 21 to discuss the impact on liquidity and capital resources.

The Company has revised its disclosure in Item 6, Executive Compensation – Summary

Compensation Table on page 30 to address the advances and cancellations discussed in Note 4 of the financial statements.  The Company also revised Item 7, Certain Relationships and Related Transactions – Payment of Accrued Salaries and Reduction of Trade Debt and Settlement of Employee Payroll on pages 33 and 34 to address the advances and cancellations discussed in Note 4 of the financial statements.  The Company did not revise the discussion of liquidity and capital resources on page 24 because the Company does not believe that the advances and cancellations had any effect on liquidity and capital resources.

14.          Please confirm that none of the options representing 1,490,000 shares of common stock that were issued to employees in 2004 were issued to named executive officers for which disclosure under Item 402 of Regulation S-B is required.  Alternatively, please provide the disclosure required under this item.

In Item 6, Executive Compensation – Summary Compensation Table on page 30, the Company revised its disclosure to describe the options issued to the named executive officers.

Item 7.  Certain Relationships and Related Transactions - Page 26

15.          Please revise to provide the disclosure required under Item 404 of Regulation S-B with regard to the transactions described in Section 7.4, Section 8.5 and Section 8.6 of Exhibit 10.9.

In Item 7, Certain Relationships and Related Transactions – Bridge Loan Agreement, Conversion of CapSource Notes and Payment of Accrued Salaries and Reduction of Trade Debt on pages 33 through 34, the Company revised its disclosure to include the transactions described in Sections 7.4, 8.5 and 8.6 of Exhibit 10.9.

16.          Please revise to provide the disclosure required under Item 404 of Regulation S-B with regard to the $117,846 in employee advances receivable that were settled with your employees during 2004.

The Company revised its disclosure in Item 7, Certain Relationships and Related Transactions – Settlement of Employee Payroll, on page 34 to include a description of the employee advances.

The Merger Agreement - Page 26

17.          We note your disclosures about the merger agreements in December 2004 between Uni-Pixel Displays, Inc., Uni-Pixel Merger Sub, Inc., Gemini V, Inc. and certain of your principal stockholders.  Please revise this section to briefly explain the background of all entities involved in the transaction, to indicate the accounting acquirer and the legal acquirer in the transaction and to clearly disclose how you accounted for the transaction.  Consider adding graphic disclosures to the filing that present your current and former ownership structure and percentages.  We may have further comments after reviewing your response and revisions.

The Company revised Item 7, Certain Relationships and Related Transactions – The Merger Agreement, on pages 31 through 32 to explain further the background and role of the entities involved in the merger and to disclose the accounting treatment for the transaction.

18.          Please revise this section to describe the assets purchased from Gemini V, Inc. for which you issued 2,917,250 shares of common stock.  We note your disclosure in Note 1 to the financial statements that Gemini was a non-operating private company with limited assets.

The Company revised Item 7, Certain Relationships and Related Transactions – The Merger Agreement, on pages 31 through 32 to describe the consideration from Gemini V, Inc. for which we issued 2,917,250 shares of our common stock.

Cancellation and Transfer Agreement - Page 27

19.          Please revise your disclosure to indicate the consideration Mr. Disalvo received in exchange for the cancellation and transfer of his shares.

The Company revised the disclosure in Item 7, Certain Relationships and Related Transactions – Cancellation and Transfer Agreement on page 34 to indicate the consideration Mr. DiSalvo received in exchange for the cancellation and transfer agreement.

Lock-Up Agreements - Page 28

20.          Please revise to indicate which stockholders have signed lock-up agreements.  Please ensure that the signed versions of these agreements are filed as exhibits to the registration statement.

In Item 7, Certain Relationships and Related Transactions – Lock-Up Agreements, on pages 35, the Company revised the lock-up agreement section to list its directors, officers and 5% stockholders who have signed lock-up agreements, the number of shares of each of them subject to the restrictions in the lock-up agreements and the periods of each of their lock-up agreements.  The form of the lock-up agreement previously filed with the Form 10-SB as Exhibit 10.3 is substantively identical for each stockholder with the exception of the lock up period (18-, 24- and 36-month periods), and signature pages for the lock-up agreements are available at the request of the Commission.

As requested by the SEC staff, the Company would like to supplementally disclose the names, number of shares subject to restriction under the lock-up agreements and the period of the lock-up agreements for the Company’s stockholders with the next largest ownership percentages behind the 5% stockholders.  Simeon Grey, a former director of Uni-Pixel Displays, Inc., owns 795,000 shares of the Company’s common stock (3.90% of total outstanding on an as-converted basis);  Ken Loudermilk, a founder of and the former Chairman of the Board, CEO and a former director for Uni-Pixel Displays, Inc., owns 785,000 shares of the Company’s common stock (3.85% of total outstanding on an as-converted basis);  and Lynn Essman, a founder of and former officer and director of Uni-Pixel Displays, Inc., owns 778,772 shares of the Company’s common stock (3.82% of total outstanding on an as-converted basis).  Each of them has entered into a 36-month lock-up agreement with the Company.

Item 8.  Description of Securities - Page 29

21.          The statement that all outstanding shares of your common stock are fully paid and non-assessable is a legal conclusion that you are not qualified to make.  Please revise to identify the counsel that has made the conclusion and file counsel’s consent to be named in this section as an exhibit to the registration statement.

In Item 8, Description of Securities, on page 36, the Company revised its disclosure to remove the statement that its common stock is fully paid and non-assessable.

Series A Convertible Preferred Stock – Page 30

22.          Please revise your disclosure regarding restrictions on transferability to indicate that preferred stockholders who purchased Series A preferred stock in your recent private placement are also entitled to piggy-back registration rights, and identify the period in which those rights may be exercised.

The Company revised its disclosure in Item 8, Description of Securities – Series A Convertible Preferred Stock on page 37 to describe the piggy-back registration rights of its preferred stockholders.

Part II

Item 4.  Recent Sales of Unregistered Securities - Page 31

23.          Please reconcile your disclosure with regard to the 2,565,000 shares of Series A preferred stock issued on December 9, 2004 with your balance sheet, which indicates that 2,821,643 shares of preferred stock were outstanding at December 31, 2004.

The Company updated its disclosures in Item 4, Recent Sales of Unregistered Securities on page 39 to indicate that it issued an additional 256,643 shares of its Series A Preferred Stock, which reconciles the December 31, 2004 outstanding share total of 2,821,643.

Part F/S

Consolidated Statements of Stockholders’ Equity (Deficit) - Page F-5

24.          Revise your Statement of Stockholders’ Equity to include the disclosures as listed in paragraph 11(d) of SFAS 7.

On page F-5, the Company revised its Statement of Stockholders’ Equity to include the relevant disclosures listed in paragraph 11(d) of SFAS 7.

Note 1.  Incorporation and Nature of Business

(h) Revenue Recognition - Page F-10

25.          We note your disclosure that “revenue is generally recognized when persuasive evidence of an arrangement exists, delivery of the product or service has occurred, the fee is fixed and determinable, and collectibility is probably.”  Please tell us and revise future filings to describe those circumstances when revenue would be recognized at a different point in the sales process and how you would account for such revenue transactions.

In Note 2(h) of the Notes to Financial Statements, Incorporation and Nature of Business – Revenue Recognition on page F-10, the Company revised its disclosure to remove the word “generally.”  The Company will revise such disclosure in future filings if there are ever circumstances when revenue would be recognized at a different point in the sales process.

(j) Stock-Based Compensation Plans - Page F-10

26.          Supplementally tell us how you accounted for the rescission of stock options and the related re-issuance of fully vested shares in accordance with paragraph 47(f) of SFAS 123.  Further, tell us the price at which the shares were re-issued.  Please cite the accounting guidance that supports your accounting.

In Note 2(j) of the Notes to Financial Statements, Incorporation and Nature of Business – Stock-Based Compensation Plans, on Pages F-10 and F-11, and Note 10 of the Notes to Financial Statements, Incorporation and Nature of Business – Stock-Based Compensation Plans, on Pages F-19 and F-20, the Company accounted for the rescission of stock options and the related re-issuance of fully vested shares in accordance with paragraph

47(f) of SFAS 123 as variable options under the terms of APB No. 25.  The shares were re-issued at a price of $0.02 per share, and the value for these options was estimated by management at the date of grant using the Black-Scholes option pricing model.

Note 4.  Related Party Transactions - Page F-14

27.          Please provide us with further details regarding your agreement with various past and present employees to cancel debts in the form of promissory notes and accrued wages totaling $895,465.  Tell us the nature of any related additional liabilities or agreements the Company entered into with these employees, if any.

In Note 4 of the Notes to Financial Statements, Related Party Transactions, on page F-14 and in Item 7, Certain Relationships and Related Transactions – Payment of Accrued Salaries and Reduction of Trade Debt, on pages 33 and 34, the Company revised its disclosures to describe additional details regarding its agreement with certain past and present employees to cancel debts totaling $895,465.

28.          We noted that the amounts advanced to officers of the Company “were settled between the Company and all employees.”  Please tell us how these arrangements were settled.  It does not appear that these amounts were repaid to the Company based on the cash flow statement.  Please clarify for us and revise your footnote to tell investors, see paragraph 2 (d) of SFAS 57.

In Note 4 of the Notes to Financial Statements, Related Party Transactions on page F-14 and in Item 7, Certain Relationships and Related Transactions – Settlement of Employee Payroll, on page 34, the Company revised its disclosures to describe additional details regarding how it settled amounts advanced to officers of the Company in accordance with paragraph 2(d) of SFAS 57.

Note 6.  Income Taxes - Page F -15

29.          Revise your footnote to include the disclosures required by paragraphs 43 through 47 of SFAS 109, as applicable.

 The Company revised its Note 6 of the Notes to Financial Statements, Income Taxes, on pages F-15 and F-16 to include the applicable disclosures required by paragraphs 43 through 47 of SFAS 109.

Note 8.  Common Stock - Page F-16

30.          We see on December 9, 2004 you were recapitalized pursuant to a Reverse Merger accounted for as a recapitalization of Uni-Pixel via an issuance of common stock by Uni-Pixel for the net assets of REFL and Gemini V, Inc.  Please revise the note to disclose the business of Gemini V and why you issued shares for their net assets.  Also, clarify who REFL is - we assume it is Real-Estateforlease.com, Inc.  Finally, please tell us why both share issuances are properly accounted for as a recapitalization.  Do both Gemini V, Inc. and REFL have common ownership?  Why isn’t the transaction with Gemini V a purchase business combination with you as the accounting acquirer?  We may have further comments after reviewing your response.  Revise the filing as necessary based on our concerns.

The Company revised Note 8 of the Notes to Financial Statements, Common Stock, on pages F-17 and F-18 as well as Item 7, Certain Relationships and Related Transactions – The Merger Agreement, on pages 31 and 32 to clarify who “REFL” is, to disclose the business of Gemini V and why we issued shares for their assets, to discuss the relationship between Gemini V and Real-Estateforlease.com, Inc. and to explain why the proper accounting treatment for the share issuances is as a recapitalization and not a purchase business combination.

According to the SEC’s guidance on Reverse Acquisition Accounting Issues (www.sec.gov/divisions/corpfin/guidance/cfactq.htm) Item F, the transaction was accounted for as a capital transaction rather than a business combination.  The SEC considers these transactions equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization.  The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded.

Note 9.  Convertible Preferred Stock - Page F - 16

31.          We noted that the shares of Series A Preferred Stock automatically convert to common stock on December 31, 2007 and have a liquidation preference of $3.50 per share.  Please confirm these shares are not mandatorily redeemable as a result of a liquidation preference or otherwise.  Further, please clarify how EITF D-98 and ASR 268 impacts how you are required to present the securities in your balance sheet.  Revise the filing as necessary based on our comment.

The Company revised the disclosure in Note 9 of the Notes to Financial Statements, Convertible Preferred Stock, on pages F-18 and F-19 to state that the shares are not mandatorily redeemable as a result of a liquidation preference or otherwise and that the Series A Preferred Stock has been classified as equity.

32.          Revise the filing to disclose how you valued and accounted for the warrants to purchase 769,500 shares of common stock issued to the Series A Preferred Stock placement agent.

In Note 11 of the Notes to Financial Statements, Warrants, on page F-20, the Company revised the filing by disclosing that the warrants to purchase 769,500 shares of common stock issued to the Series A Preferred Stock placement agent were valued by management of the Company at $0.34 per share using the Black-Scholes warrant pricing model and were accounted for as a credit to additional paid in capital representing the value of the common stock warrant and as a debit to additional paid in capital as a preferred stock issuance cost.

Part III

Item 1.  Index to Exhibits

33.          Please file the complete versions of Exhibits 10.7 and 10.9.  We may have further comment upon review of the complete exhibits.

The Company filed complete versions of Exhibits 10.7 and 10.9  with Amendment No. 1 to Form 10-SB.  The second half of each of these documents was cut off due to a transmission error at the Company’s financial printer, and we apologize for this error.

34.          Please revise the exhibit index to clarify the references to Form 1-A.  It does not appear that these exhibits have been filed with any document other than the registration statement on Form 10-SB.

The Company revised the exhibit index to remove the references to Form 1-A.  The references to Form 1-A in the original Form 10-SB were meant to refer to the numbering system used under that form, as is required by Form 10-SB, Part III, Item 2.  The exhibits have not been filed with any document other than the Form 10-SB and the Amendment No. 1 to Form 10-SB.  The automated filing system used by the Company’s financial printer did not permit for the proper numbering of the exhibits, so a notation was used instead to indicate the appropriate numbering.

* * * * *

Also attached is a letter from the Company acknowledging that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please call me at (512) 370-2837, Joelle S. Boehle at (512) 370-2868 or Paige I. Castañeda at (512) 370-2839.

Sincerely,

/s/ Darrell R. Windham
Darrell R. Windham
DRW:jsb

cc:	Reed J. Killion
James A. Tassone
Mary Beth Breslin

7th Annual DisplaySearch US FPD Conference

Survival of the Fittest:
Managing the Peaks and Valleys of Supply/Demand

By Ross Young
President and CEO
DisplaySearch

40” 7G Cost Estimates

•      With prices already below cost and a large surplus predicted, understanding TFT LCD costs are critical for predicting panel prices.

•      DisplaySearch has now made detailed material prices and costs available for all major large-area sizes which are forecasted on a rolling 16 quarter basis.

•      Also shown is the difference between first tier and second tier costs for all large fabs.

•      As shown to the right, 40” costs are projected to fall to under $650 by 2008.

	2005	2006	2007	2008
Glass	$54.4	$38.1	$31.8	$27.5
Target	$8.1	$7.7	$7.3	$6.9
Array Materials Total	$62.5	$45.7	$39.1	$34.5
Yielded Array Materials Cost	$82.1	$57.6	$47.1	$40.2
Color Filter	$140.0	$116.8	$99.1	$89.2
Polarizer	$104.6	$83.7	$71.1	$64.0
Others	$34.7	$31.1	$28.9	$27.3
Cell Materials Total	$279.3	$231.6	$199.1	$180.5
Yielded Cell Materials Cost	$322.5	$263.0	$222.2	$198.7
Driver IC	$26.2	$23.3	$20.6	$18.2
Backlight	$178.3	$145.3	$123.5	$111.1
Others	$102.8	$92.5	$83.2	$74.9
Module Components Total	$307.3	$261.0	$227.3	$204.3
Yielded Module Components Cost	$323.5	$271.9	$234.4	$208.5
Materials/Components Total	$649.0	$538.4	$465.5	$419.3
Yielded Materials/Components Total Cost	$728.0	$592.4	$503.7	$447.4
Direct	$23.4	$22.4	$21.5	$20.8
Indirect	$8.0	$7.7	$7.3	$7.1
Personnel Cost	$31.4	$30.1	$28.8	$27.9
5 years fixed amount	$70.7	$67.7	$64.9	$62.9
Interest	$7.1	$6.8	$6.5	$6.3
Building, Clean room	$14.6	$14.0	$13.4	$13.0
Depreciation	$92.4	$88.5	$84.7	$82.1
Array/Cell Manufacturing Cost	$851.9	$711.0	$617.2	$557.4
Array Process Yield	90.0%	92.0%	94.0%	95.5%
Cell Process Yield	89.0%	90.0%	91.0%	91.5%
Module Process Yield	95.0%	96.0%	97.0%	98.0%
Total Yield	76.1%	79.5%	83.0%	85.6%
Materials	$51.5	$46.4	$41.7	$37.6
Indirect Expense	$4.8	$4.3	$3.9	$3.5
Indirect Expense	$56.4	$50.7	$45.7	$41.1
R&D	$16.5	$12.6	$10.9	$10.1
	1.5%	1.5%	1.5%	1.5%
Manufacturing Total Cost	$924.7	$774.3	$673.7	$608.6
Overhead, Sales Expense	$55.0	$42.1	$36.2	$33.6
	5.0%	5.0%	5.0%	5.0%
Sales Total Cost	$979.7	$816.4	$710.0	$642.3

For distribution to attendees only.  Content remains the property of DisplaySearch.

Quarterly Worldwide

Flat Panel Forecast Report

Q4’04

January 24, 2005

Copyright @ 2005 DisplaySearch All Worldwide Rights Reserved • Confidential	Q4'04 Worldwide FPD Forecast

Executive Summary

•      The display industry, CRTs and flat panels continues it charge toward $100 billion, and we are forecasting 2004 revenues at $77.6 billion down from our previous forecast of $80.0 billion and 2005 at 90.1 billion vs. last quarters forecast of $95.5 billion. The downward adjustment is due primarily to the sharp drop in large panel prices.

•      By 2008, we forecast total display revenues to reach $103.9 billion vs. our prior forecast of $107.4 billion with flat panels at $97.0 billion or 88.0% down from our previous forecast of 90.3% of the total. The 2004 revenue forecasts of the leading technologies as compared to last quarter’s forecast are:

•	a-Si TFT LCDs	$43.1 billion	down from$43.8 billion
•	PMLCD	$6.3 billion	up from $6.1billion
•	PDP	$4.2 billion	down from $4.4 billion
•	LTPS TFT LCD	$4.9 billion	up from $4.5 billion

•      CAGRs (2003 – 2008) for the FPD industry is forecast to be 15.8% down from 17.0% last quarter and for the revenue leading technologies:

•	a-Si TFT LCDs	16.0%	down from18.3%
•	PMLCD	-3.4%	up from -7.0%
•	PDP	24.6%	down from 26.9%
•	LTPS TFT LCD	14.9%	down from 16.6%